Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
July 19, 2019
VIA EDGAR
John M. Ganley, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OFS Credit Company, Inc.
Registration Statement on Form N-2
(File Nos. 333-231738 and 811-23299)
Dear Mr. Ganley and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on July 10, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

1.	Please add a Senior Securities table to the Registration Statement that reflects the Fund's outstanding preferred stock.

Response: The Fund has revised the Registration Statement in accordance with the Staff's comment.

2.     Please supplementally provide the backup for the Company's calculations in the Fees and Expenses table.

Response: The Fund acknowledges the Staff's comment and will supplementally provide the backup for the Company's calculations in the Fees and Expenses table.

*	*	*	*	*

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.